UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)

ABM INDUSTRIES INCORPORATED

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

000957100

(CUSIP Number)

Janet McCloud, Esq.

Glaser Weil Fink Jacobs Howard Avchen & Shapiro LLP

10250 Constellation Blvd., 19th Floor

Los Angeles, CA 90067

(310) 553-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000957100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). THE THEODORE ROSENBERG TRUST
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,148,994
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,148,994
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,148,994
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 2.1% *
14.	Type of Reporting Person (See Instructions) OO

*	Percentage calculated on the basis of 54,737,547shares of Common Stock issued and outstanding on May 30, 2013.

This Amendment No. 12 amends and supplements the Statement on Schedule 13D dated January 20, 1988, of The Theodore Rosenberg Trust (the “Trust”), as amended and supplemented by Amendments No. 1 through No. 11 thereto (collectively, the “Schedule 13D”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Capitalized terms used herein and not otherwise defined in this Amendment No. 12 shall have the meanings set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)&(b) The Trust and each of the Co-Trustees beneficially owns the number and percentages of the outstanding shares of Common Stock set forth in Annex B hereto (subject to the disclaimers of beneficial ownership set forth in Annex B), and such information is incorporated herein by this reference.

(c) On April 16, 2013, an aggregate of 1,593,051 shares of the Common Stock, formerly held by the Trust, were transferred to the eight residuary beneficiaries of the estate of Theodore Rosenberg. On April 11, 2011, an aggregate of 2,077,030 shares of Common Stock, formerly held by the Trust, were transferred to those eight residuary beneficiaries of the estate of Theodore Rosenberg.

(d) Not applicable.

(e) On April 16, 2013, the Trust ceased being the beneficial owner of more than 5% of the Common Stock.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 20, 2013

THE THEODORE ROSENBERG TRUST

By:	Bank of America, N.A., Trustee

By:	/s/ ALMA D. BANUELOS
Name: Alma D. Banuelos
Title: Managing Director

By:	/s/ MARTINN H. MANDLES
Name: Martinn H. Mandles
Title: Trustee

By:	/s/ EDWARD S. MATTHEWS
Name: Edward S. Matthews
Title: Trustee

By:	/s/ JEROLD B. ROSENBERG
Name: Jerold B. Rosenberg
Title: Trustee

ANNEX B

BENEFICIAL OWNERSHIP TABLE

As of April 16, 2013, the Trust and the Trustees (other than Bank of America) beneficially owned (subject to the disclaimers of beneficial ownership set forth in the footnotes below) the number and percentages of the outstanding shares of Common Stock shown below. The beneficial ownership of Bank of America is set forth on page 2 of the Schedule 13G/A filed on February 14, 2013, a copy of which is attached hereto and incorporated herein by this reference.

Name	Shares with Sole Voting and Dispositive Power		Shares with Shared Voting and Dispositive Power		Total Number of Shares		Percent of Outstanding Shares (1)
The Theodore Rosenberg Trust	1,148,994	(2)	-0-		1,148,994	(2)	2.1%
Martinn H. Mandles	17,423	(3)	500	(4)	17,923	(3)(4)	*
Edward S. Matthews	-0-		-0-	(5)	-0-	(5)	*
Jerold B. Rosenberg	270,270		-0-	(5)	270,270	(5)	*

*	Less than 1%.

(1)	Based upon 54,737,547 shares of Common Stock outstanding on May 30, 2013.
(2)	The shares of Common Stock held by the Trust may not be voted or disposed of unless a majority of the four Co-Trustees consent. Therefore, none of the Trustees individually has or shares absolute voting or dispositive power over the Common Stock held by the Trust.
(3)	Includes 17,423 shares of Common Stock held by The David W. Steele Trust (of which Mr. Mandles’ spouse is sole trustee), as to which Mr. Mandles disclaims beneficial ownership.
(4)	Includes 500 shares of Common Stock held by The Mandles Family Trust (of which Mr. Mandles is co-trustee with his spouse). Does not include 1,148,994 shares of Common Stock held by the Trust, and 1,080,000 shares of Common Stock held by The Sydney J. Rosenberg Trust (of which Mr. Mandles is co-trustee with Bank of America and Mr. S. Brad Rosenberg), of which Mr. Mandles disclaims beneficial ownership.
(5)	Does not include 1,148,994 shares of Common Stock held by the Trust, (of which Mr. Matthews and Mr. Jerold B. Rosenberg disclaim beneficial ownership).

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ANNEX B

CUSIP No 000957100	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Bank of America Corporation, Directly and on behalf of certain subsidiaries 56-0906609
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 4,737,330
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 4,737,330
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,737,330
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.88%
12	TYPE OF REPORTING PERSON (See Instructions) HC

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